Filed by Gas Natural SDG, S.A. pursuant to

Rule 425 of the Securities Act of 1933

Subject Company: Endesa, S.A.

Commission File No.: 333-07654

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The exchange offer will commence only (1) following approval of a final offer document by the Spanish Comisión Nacional del Mercado de Valores (CNMV) and publication thereof and (2) on or after the date on which Gas Natural SDG, S.A. (Gas Natural) files a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (SEC) relating to the exchange offer.

Investors in ordinary shares of Endesa, S.A. (Endesa) should not subscribe for any securities referred to herein except on the basis of the final approved and published offer document that will contain information equivalent to that of a prospectus pursuant to Directive 2003/71/EC and Regulation (EC) No. 809/2004. Investors and security holders may obtain a free copy of such final offer document (once it is approved and published) at the registered offices of Gas Natural, Endesa, the CNMV or the Spanish Stock Exchanges.

Investors in American Depositary Shares of Endesa and U.S. holders of ordinary shares of Endesa are urged to read the U.S. prospectus and tender offer statement regarding the exchange offer, when it becomes available, because it will contain important information. The U.S. prospectus and tender offer statement will be filed with the SEC as part of its Registration Statement on Form F-4. Investors and security holders may obtain a free copy of the U.S. prospectus and tender offer statement (when available) and other documents filed by Gas Natural with the SEC at the SEC’s website at www.sec.gov. A free copy of the U.S. prospectus and tender offer statement (when available) may also be obtained for free from Gas Natural.

These materials may contain forward-looking statements based on management’s current expectations or beliefs. These forward-looking statements may relate to, among other things:

•	management strategies;

•	synergies and cost savings;

•	integration of the businesses;

•	market position;

•	expected gas and electricity mix and volume increases;

•	planned asset disposals and capital expenditures;

•	net debt levels and EBITDA and earnings per share growth;

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•	dividend policy; and

•	timing and benefits of the offer and the combined company.

These forward-looking statements are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forwarding-looking statements, including, but not limited to, changes in regulation, the natural gas and electricity industries and economic conditions; the ability to integrate the businesses; obtaining any applicable governmental approvals and complying with any conditions related thereto; costs relating to the offer and the integration; litigation; and the effects of competition.

Forward-looking statements may be identified by words such as “believes,” “expects,” “anticipates,” “projects,” “intends,” “should,” “seeks,” “estimates,” “future” or similar expressions.

These statements reflect our current expectations. In light of the many risks and uncertainties surrounding these industries and the offer, you should understand that we cannot assure you that the forward-looking statements contained in these materials will be realized. You are cautioned not to put undue reliance on any forward-looking information.

This communication is not for publication, release or distribution in or into or from Australia, Canada or Japan or any other jurisdiction where it would otherwise be prohibited.

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The following is an interview given by Gas Natural’s Chief Executive Officer, Rafael Villaseca on February 20, 2006 in connection with the offer by Gas Natural SDG for 100% of the share capital of Endesa.

This is a translation of a Spanish language interview.

In case of discrepancies, the Spanish version will prevail.

Abc Spanish Newspaper Interview to Gas Natural’s Chief Executive Officer,

Rafael Villaseca, dated February 20, 2006.

Q: The general opinion is that the conditions imposed by the Government on the OPA have not been difficult.

A: They are exacting conditions, rather more than we had proposed, but fortunately the competition issues have been difficult. maintaining the industrial logic and strategic advantages of the offer. It is true that what we had proposed has become notably more difficult.

Q: With the new divestitures, how much money would we be talking about?

A: It is risky to define that figure yet, but it could be about nine billion euros.

Q: Is there going to be an auction of assets?

A: Some assets will be sold at auction, the gas supplies, and the rest are pending disposition. The truth is that there are not that many companies that can be interested in them. The auction is not always the most appropriate procedure; it is practically not used in any European country.

Q: Are there now pre-agreements with any company for the sale of assets, outside the agreement existing with Iberdrola?

A: There are no agreements. We’ve had contacts with practically all the companies comprising the sector, and there are indications that several of them are seriously interested.

Q: What answer have you given to Enel after it showed great interest in the assets?

A: We will take into account the interest they have shown, but nothing concrete has materialized yet. We are preparing the detailed plan of divestiture that we will submit to the Ministry of Economy.

Q: In the agreement with Iberdrola, is there any item that could cause competition issues?

A: Naturally, the agreement will be submitted to the regulatory and antitrust authorities. I believe that there should not be any problem; in any event, the buyer will have to go through the applicable regulatory procedures.

Q: From among all the appeals brought by Endesa, do you fear that any of them might stop the OPA?

A: I don’t believe so. Endesa is making a stubborn policy of litigiousness. It is strange to us because it doesn’t appear to be the manner of defending its shareholders. We understand the actions of the management of Endesa may be intended to increase value. We do not understand the maneuvers, legal or otherwise, whose only purpose to impair the shareholder’s opportunity to decide whether or not to accept our offer. For example, I don’t understand how the appeals before the Supreme Court or Court of Luxembourg can benefit the shareholders.

Q: What do you think of the letter that the President of Endesa is going to send to its shareholders asking them to reject the OPA?

A: It will depend on its content. There is no doubt that the directors and president of the electricity company can opine on our offer. Since the first day, without yet knowing about the offer, he already said that he would defend against the OPA “with tooth and nail”. Therefore, we are afraid that the opinion is not free of prejudice and interests not compatible with the shareholder’s interest, which would require a cold and calm analysis of the new project being offered. A project with future, where, in addition to receiving consideration in cash, [the shareholder] will receive shares in a company, the third largest in the world by number of customers in the sector, with an integrated gas and electricity project in line with the energy challenges of this century. This is what is important, what we have to talk about. We are concerned that, up to now, time has been spent on other issues, not on those which are of real interest to the shareholder.

Q: Do you still intend not to raise the price of the offer?

A: The offer we launched was correct and proper, and at this time we continue to think so. In addition to the cash consideration, shareholders will be given an interest in a new project that is much better than the current one. It involves exchanging one project that had a 2.2% profitability in the five years prior to our offer, for another project with greater profitability and benefit for shareholders, and with a situation of much lower risk and a greater future. This is a tremendous opportunity.

With respect to the market price, whenever there is a transaction of this kind, the target company market price necessarily rises due to various phenomena, some of them purely speculative. It is natural, but we must consider the intrinsic value of the company.

Q: Is the appearance of a “white knight” dismissed?

A: This is a complex question, especially due to the volume of the transaction, 22.5 billion euros, which is not within the scope of any other transaction. It has been speculation about foreign companies, some of which, curiously, have recently carried out gas and electricity integration processes very similar to what we want to do.

Q: Do you believe that Caja Madrid will support the Gas Natural project?

A: We would be delighted to have all the Endesa shareholders, among them Caja Madrid, to be included in this project. For the new company, having significant benchmark companies like Caja Madrid would be excellent news. We trust that Caja Madrid will study the transaction in depth and approve it.

Q: Have the statements made by the President of the Government and a minister in favor of the OPA benefited or harmed Gas Natural?

A: The Government has been guided by criteria of general interest and competition, in accordance with current laws. The project is a commercial project, impelled by business interests and has gone through the applicable administrative procedures.

Q: What is clear is that the OPA has been politized since the beginning.

A: We have tried to avoid it and we are profoundly displeased by it. It is not right to take transactions of this kind out of the commercial milieu. We have not, at any time, collaborated in making that happen.

Q: The OPA is now in the hands of the Endesa shareholders. What message would you give them?

A: This is a transaction that has clear benefits for everyone. For the shareholders, the formation of a large group with the advantages already explained; for consumers, in the end, competition will have much to do with the capacity to ensure supply and to do it in conditions of profitability and appropriate costs. The integration of the gas and electricity businesses will generate savings that will be passed on to consumers in the form of bigger investments to improve service quality, especially in the electricity sector, where there are currently major problems in various regions of Spain.

Q: The immediate future is the integration of gas and electricity.

A: Effectively. The increase in gas consumption is due to its use in the generation of electricity, and in most of the western world, any company that wants to grow in electricity production will have to do it through combined cycle gas facilities. Integration, taking into account the problems of the gas market, which is behaving more and more in a global manner, like the petroleum market, is going to be one of the strategic keys. That has already been the case in most of the European markets and will, undoubtedly, be the case in the Spanish market.

Moreover, in this case, the two groups are also in the distribution business, one in gas and the other in electricity; the synergies at work in the two fields are obvious, and the capacities for improvement by combining these subjects are ample. The future is in the union of these two sources of energy.

It is also necessary to point out that Gas Natural is not a major player in the electricity sector at this time, with a 4% share, just as Endesa is in the gas sector. Therefore, our project is a project of integration, of totals; thus, the two companies are complementary. Therefore, the project envisions nothing more than positive synergies. To achieve all this, we rely on the human capital of both companies, who will help us make our project a reality and give Spain one of the leading energy companies in the world.

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